JJSS HOLDINGS, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Managers of:

JJSS HOLDINGS, LLC
1485 DOVE ROAD
WESTLAKE, TEXAS 76262

Ladies and Gentlemen:

1. Offering. The undersigned investor (the "*Investor*") understands that JJSS HOLDINGS, LLC, a Texas limited liability company (the "*Company*"), is conducting an offering (the "*Offering*") under Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Portal's website, as the same may be amended from time to time (the "*Form C*") and the Offering Statement, which is included therein (the "*Offering Statement*"). The Company is offering to both accredited and non-accredited investors up to 1,235 Class A Units of its membership interests (the "*Units*"), at a price of $1,000 per Unit (the **"*Purchase Price*"**). The Units are further described in that certain Company Agreement of JJSS Holdings, LLC, dated February 15, 2020, as amended by that certain First Amendment to Company Agreement dated March 15, 2023 (as it may be further amended, the "*Company Agreement*"), which is also available on the Portal. The minimum gross proceeds from the sale of Units in this Offering is $50,000.00 (the "*Target Offering Amount*") and the maximum gross proceeds to be raised in the offering is $1,235,000 (the "*Maximum Offering Amount*"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal at www.wefunder.com (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross proceeds raised in the Offering and will have other legal and accounting costs associated with this Offering. INVESTORS SHOULD CAREFULLY REVIEW THE FORM C, THE OFFERING STATEMENT, THE COMPANY AGREEMENT WHICH ARE AVAILABLE ON THE WEBSITE OF THE PORTAL, AS WELL AS THE INFORMATION CONTAINED IN AND ATTACHED TO THIS AGREEMENT. The holders of the Class A Units will receive their pro-rata portion of distributions made by the Company, as further described in Article V of the Company Agreement.

2. Subscription.

(a) Terms. Subject to the terms of this Subscription Agreement (the "*Agreement*"), Form C, the Offering Statement and the Company Agreement , the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. Investor may not subscribe for Units in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "*Offering Deadline*").

(b) Acceptance. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject the subscription described in this Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Units may be allocated among subscribing investors in any manner deemed appropriate by the Company. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to sell or issue Units to any person or entity who is a resident of a jurisdiction in which the issuance of Units would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

(c) Payment. Payment for the Units shall be received by the Company from the undersigned by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, for the aggregate Purchase Price for the number of Units that the Investor purchases. Additional payment instructions shall be provided by the Portal website.

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Units pursuant to this Agreement (the "*Closing*") shall take place through the Portal within five business days after the Offering Deadline (the "*Closing Date*").

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Investor contained in Section 4 hereof and of the Company contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Investor Representations. Investor hereby represents and warrants to the Company, as of the Effective Date, as follows:

(a) Investor has the requisite authority to enter into and to consummate the transactions contemplated hereby and otherwise to carry out Investor's obligations set forth in this Agreement. This Agreement has been duly executed and delivered by Investor and constitutes the valid and legally binding obligation of Investor, enforceable against Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to, or affecting generally the enforcement of, creditors rights and remedies or by other general principles of equity.

(b) Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. Investor can bear the economic risk of this investment and can afford a complete loss thereof; Investor has sufficient liquid assets to pay the full purchase price for the Units; and Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of Investor's investment in the Company.

(c) Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

(d) Including the amount set forth on the signature page hereto, in the past 12-month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding (a copy of which is set forth on Exhibit A attached hereto).

(e) Investor has received and reviewed a copy of the Form C and accompanying Offering Statement, as well as the Company Agreement. With respect to information provided by the Company, Investor has relied solely on the information contained in the Form C and accompanying Offering Statement, and the Company Agreement, to make its decision to purchase the Units.

(f) Investor is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C, the accompanying Offering Statement, the Company Agreement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Units. Investor acknowledges that neither the Company, the Portal nor any of their respective officers, managers, employees, or affiliates have made any representation regarding the proper characterization of the Units for purposes of determining Investor's authority or suitability to invest in the Units, nor made any representation as to the future distributions on account of, or value of, the Units.

(g) Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Company Agreement, the Form C and accompanying Offering Statement. Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units,

including but not limited to the disclosure attached this Agreement, including the Offering Summary attached as Exhibit B.

(h) Investor understands that, unless Investor notifies the Company in writing to the contrary at or before the Closing, each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(i) Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing or completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to Investor.

(j) Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(k) Investor may cancel the purchase and get a full refund, provided that a written cancelation request is received by the Company at least 48 hours before the Offering Deadline.

(l) Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units, nor (ii) made any representation to Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for Investor.

(m) Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(n) Investor is acquiring the Units solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o) Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Units only pursuant to an effective registration statement under

the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

(p) Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(q) In addition to the applicable state and federal regulatory restrictions on transfers, Investor agrees that Investor is restricted by the Company Agreement, which further restricts Investor's right and ability to sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do so.

(r) If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Investor's jurisdiction

(s) Investor understands that the Company may terminate the Offering at any time. Investor further understands that during this Offering, the Company is conducting a separate offering, and may undertake future offerings of other securities, which in each case, may or may not be on terms more favorable to Investor than the terms of this Offering.

5. HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. INVESTOR IS ABLE TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE UNITS AND, AT THE PRESENT TIME, IS ABLE TO AFFORD A COMPLETE LOSS OF SUCH INVESTMENT.** Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment. **IN ADDITION, INVESTOR ACKNOWLEDGES THAT HE OR SHE HAS RECEIVED, REVIEWED AND HAS UNDERSTOOD THE LIST OF RISK FACTORS SET FORTH UNDER THE HEADING "RISK FACTORS" ON EXHIBIT C ATTACHED TO THIS AGREEMENT**

6. Company Representations. Investor understands that upon issuance to Investor of any Units, the Company will be deemed to have made following representations and warranties to Investor as of the date of such issuance:

(a) Corporate Power. The Company has been duly formed as limited liability company under the laws of the State of Texas and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Units to Investor pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Company Agreement, and under applicable state and federal securities laws and liens or encumbrances created by or imposed by the holder thereof.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

7. Damages Waiver. Pursuant to the Texas Securities Act, Art. 581-1 *et seq.* (the "*TX Act*"), the liability of a lawyer, accountant, consultant, the firm of any of the foregoing, and any other person engaged to provide services relating to an offer of securities of the Company (such persons, "*Service Providers*") under the TX Act is limited to a maximum of three times the fee paid by the Company or a seller of the Company's securities to the Service Provider for the services related to the offer of the Company's securities, unless the trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services.

8. Joinder. By Investor's execution below, and in consideration of the Units, Investor agrees to be bound by all terms and conditions applicable to Class A Members, set forth in the Company Agreement, from the Effective Date, as if the Investor executed the Company Agreement.

9. Indemnification. Investor will indemnify, defend and hold harmless the Company, its affiliates, controlling persons, managers, members, employees, consultants, attorneys and accountants from and against any and all losses, damages, liabilities, costs, or expenses of any kind whatsoever, including costs and reasonable attorneys' fees incurred in investigating, preparing or defending against any litigation commenced or threatened or any claim whatsoever that they may incur arising out of or based upon any misrepresentations made by Investor, any breach or violation of any of Investor's representations or

warranties or failure to fulfill any of Investor's covenants or agreements under this Agreement or any other document furnished by Investor to any of the foregoing persons in connection with the Investor's purchase of the Units subscribed for hereunder. Such representations, warranties covenants and agreements and this Section 12 shall survive the acceptance or rejection of this Agreement.

10. Transfer Restrictions. Any proposed transfer of Units is subject to the restrictions and conditions set forth in Article III of the Company Agreement, including drag-along rights in favor of the majority owners, and certain rights in favor of the Company. In addition, if Investor should decide to dispose of the Units, Investor understands and agrees that Investor may do so only pursuant to an effective registration statement under the Securities Act, or pursuant to an available exemption or exclusion from the registration requirements of the Securities Act. In connection with any transfer of the Units other than pursuant to an effective registration statement or in reliance on Rule 144 under the Securities Act, the Company may require that the transferor provide to the Company an opinion in form and substance reasonably satisfactory to the Company of counsel experienced in the area of United States securities laws selected by the transferor to the effect that such transfer does not require registration of the Units under the Securities Act.

11. Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "*Managing Underwriter*") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, Investor (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "*Market Standoff Period*"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

12. General

(a) Obligations Irrevocable. Following the Closing, the obligations of Investor shall be irrevocable

(b) Legend. The certificates, book entry or other form of notation, if any, representing the Units sold pursuant to this Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

(c) Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to Investor's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as Investor or the Company from time to time designate in writing.

(d) Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Texas without regard to the principles of conflicts of laws.

(e) Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Units by Investor (a "*Proceeding*"), Investor irrevocably submits to the jurisdiction of the federal or state courts located in Dallas county, Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceeding.

(f) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties to this Agreement.

(g) Waiver, Amendment. Neither this Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(h) Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(i) Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

(j) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(k) Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(l) Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

(m) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

(n) Survival. All representations, warranties and covenants contained in this Agreement, given by Investor, shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of Investor, and (iii) the death or disability of Investor.

(o) Notification of Changes. Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this

Agreement, which would cause any representation, warranty, or covenant of Investor contained in this Subscription Agreement to be false or incorrect.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

JJSS Holdings, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

Exhibit A

RULE 100(A)(2) OF REGULATION CROWDFUNDING

"§ 227.100 Crowdfunding exemption and requirements.

(a) ***Exemption.*** An issuer may offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)), provided that:

(1) The aggregate amount of securities sold to all investors by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, shall not exceed $5,000,000;

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,500, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $124,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000;"

Exhibit B

OFFERING SUMMARY

The following are key terms of the Offering. The following summary does not purport to be complete and is subject to the detailed provisions of the Company Agreement, which is available on the Portal website in its entirety. Capitalized terms not otherwise defined herein are given the meanings ascribed in the Company Agreement.

The Company:	James Joseph Sanctified Spirits, LLC, a Texas limited liability company (the "*Operating Subsidiary*") was formed on April 25, 2017, to own and operate the specialty whisky products business. JJSS Holdings, LLC, a Texas limited liability company (the "*Holdings*") and its wholly owned subsidiaries, JJSS Equity, LLC, a Texas limited liability company ("*JJSS Equity*") and JJSS Management, LLC, a Texas limited liability company ("*JJSS Management*") were formed on February 15, 2020, in connection with the corporate reorganization of the Operating Subsidiary. The Operating Subsidiary is a wholly owned subsidiary of JJSS Management (collectively with Holdings, JJSS Equity, and JJSS Management, the "*Company*"). The purpose of the Company is to develop, purchase, market and sell, directly and through multiple wholesale and retail channels, a line of specialty whiskey products (the "*Business*"). The principal business office of the Company is located at 1485 Dove Road, Westlake, Texas.
Company Structure:	In order to facilitate liquor licensing for the Company, Holdings was formed to be the sole owner and holder of JJSS Equity. JJSS Equity is the sole owner of JJSS Management and JJSS Management is the sole member of the Operating Subsidiary. The sole asset of each of Holdings, JJSS Equity and JJSS Management is its ownership in its respective subsidiary company. Each of JJSS Equity, JJSS Management, and the Operating Subsidiary are disregarded entities for tax purposes. JJSS Equity, JJSS Management, and the Operating Subsidiary are collectively referred to as the "*Subsidiaries*."
Management:	Joseph Giildenzopf and Daniel Rowland are the managers of Holdings (each a "*Manager*," and collectively, the "*Managers*"). The Managers are responsible for the management and operation of Holdings and are required to act in the best interests of the members of Holdings (the "*Members*"), or its creditors (if such duties apply as a matter of law), as the case may be. Joseph Giildenzopf is the sole manager of each of the Subsidiaries (the "*Subsidiary Manager*"). The Subsidiary Manager is responsible for the management and operation of each of the Subsidiaries. The Managers will not receive compensation, fees or commissions for their services as Managers, but are entitled to reimbursement for reasonable out-of-pocket costs and expenses incurred in the course of their service as Managers. Joseph Giildenzopf is the Chief Executive Officer ("*CEO*") of the Company. He will be compensated as a CEO but not as a Manager of Holdings or as the Subsidiary Manager.
Use of Proceeds:	The Managers intend to use substantially all of the proceeds received in this Offering for sales and marketing, including the hiring of additional sales staff,

travel costs and expansion into new markets, production and inventory, obtaining the required liquor licenses and permits, and for other operational purposes related to the Company.

Offering of Class A Units: Class A Units in Holdings may be purchased by accredited and non-accredited investors in this Offering. The minimum capital contribution of each investor purchasing Class A Units in this Offering (each, a "*Class A Member*") is $100, which represents 1 Class A Units at $1,000 per Unit ("*Capital Contribution*"); provided that the Managers may accept less than this amount in their sole discretion. The Managers, in their sole discretion, may elect to secure debt financing for the Company in lieu of a portion of the securities offered in this Offering and may also issue market-priced warrants for the purchase of Class A Units to certain investors in this Offering, based on capital contribution size or other investor attributes deemed to be valuable and desirable by the Managers. Warrants issued to such investors will have the effect of reducing the aggregate number of Units available in this Offering, unless determined otherwise by the Managers and the Class A Members. Each person desiring to purchase Class A Units and thereby become a Class A Member in Holdings must execute and deliver to the Company a Subscription Agreement and such other information, as provided on the Portal website. Upon receipt and acceptance of the Subscription Agreement and the appropriate purchase price, the Class A Units so purchased will be fully paid and non-assessable. All Class A Units purchased in this Offering are subject to dilution upon the subsequent issuance or grant of additional membership interests in Holdings.

The Offering will not be registered under the Securities Act of 1933, as amended (the "*Securities Act*"), the Texas Securities Act, as amended (the "*TX Act*") or the securities laws of any other state or jurisdiction. The Offering will be made to U.S. persons in accordance with Regulation CF promulgated under the Securities Act by the Securities and Exchange Commission (the "*SEC*"). Holdings will not be registered as an investment company under the Investment Company Act of 1940, as amended (the "*Investment Company Act*").

Authorized Units: Holdings has authority to issue up to 69,263 Class A Units and 50,000 Class B Units ("Class B Units"). The Class B Units are partially subordinate to the Class A Units with respect to the return of contributed capital, but following the return of capital payable to the holders of Class A Units, will receive their pro-rata portion of the distributions (see: "Distributions" below).

Prior to this Offering, Holdings has issued 58,997 Class A Units to investors. In addition, (a) 40,000 Class B Units were issued as carried interests to Joseph Giildenzopf and James Giildenzopf (collectively the "*Founders*" and individually a "Founder"), in each case without the payment of consideration; (b) 2,000 Class B Units were issued to Shotgun, Inc., d/b/a The Barrel Mill ("*Barrel Mill*"), in exchange for certain exclusivity rights related to the wood spiral produced by Barrel Mill for use in bottles of whiskey products; and (c) 8,000 Class B Units were issued to two early stage investors in connection with,

and in full satisfaction of, such investors' $102,000 convertible promissory note made by the Company.

Holdings may issue fractional Class A Units. The Managers may also cause Holdings to authorize or issue, or both, to existing Members or new members, additional units of membership interest having the same or different rights, powers, and duties as the Class A Units or the Class B Units. Upon the issuance of any additional Class A Units, Class B Units, or any other units of membership interest created by the Managers (collectively, the "*Units*"), dilution will be suffered by all Members. Dilution will be in proportion to such Member's relative ownership of Units issued in the event of a further offering of Units to investors. Holdings will first offer to the existing Members, in the proportion of their then existing Sharing Ratios, any newly authorized Units for investment, in addition to those offered in this Offering, other than Units issued in connection with a stock split, employee equity incentives, debt financing or acquisition.

In addition, Holdings sponsors a phantom equity incentive plan (the "*Phantom Equity Plan*") under which it issues compensatory incentive grants in the form of phantom units ("*Phantom Units*") to employees, representatives and other promotors of the Business, which are payable upon a change of control of the Company. Benefits under the Phantom Equity Plan are subject to vesting requirements and require that the participant remain employed by or actively involved with the Company as of the sale date or other trigger event in order to receive benefits. Company management has the sole discretion to determine, from time to time, the maximum amount of sale proceeds available under the Phantom Equity Plan. The current cap is set at 10% of Company net sale proceeds.

Additional Capital Contributions / Pre-emptive Rights:

Although the Company does not anticipate additional funding will be needed in connection with the development of original Oak & Eden brand, the Company does not anticipate that proceeds generated from this Offering alone will be sufficient to fund all prospective costs associated with new brand and product development, marketing and future production expansion. The Managers may, with the required consent of the Class A Members, create and sell additional Units in order to raise further funding. The Company expects that material amounts of additional funding through the sale of additional Units will be necessary to fully develop new brands and whisky products, develop existing markets and expand into new markets, enhance product production, and generally grow the business. Upon the sale of additional Units, each Member will be provided an opportunity to purchase, on the same terms and conditions, up to the number of Units necessary for such Member to maintain the Member's then current ownership percentage in Holdings. Members who do not elect to purchase additional Units will be proportionately diluted upon the subsequent sale, grant or other issuance of additional Units or other membership interests by Holdings. In any event, no Member will be required to make any additional

Capital Contributions to Holdings other than such Member's initial Capital Contribution.

Distributions: Distributions of available cash will be made at such times as determined by the Managers in their discretion, as follows: (a) first, to the holders of any membership interest in proportion to and to the extent of their tax liability for income allocated to such Members; then (b) to the Members in repayment of any outstanding loans from such Members to Holdings; then (c) 80% to the holders of the Class A Units, as a class, and 20% to the holders of the Class B Units, as a class, in each case to be distributed among the Members of such class in proportion to their respective Sharing Ratios within the class, until the holders of Class A Units receive a full return of their respective Capital Contributions, solely with respect to such Class A Units, and thereafter (d) to the Members in proportion to their respective Sharing Ratios. It is not anticipated that Holdings will make distributions until such time as the Company has successfully developed, marketed and introduced its products in those markets determined by the Managers, is receiving market rate margin on its operations, and develops and builds its own distillery, if it desires to do so.

Allocation of Profits and Losses: All items of income, gain, loss and deduction will be allocated to the Members in a manner generally consistent with the distribution procedures outlined under each distribution section above. Holdings will maintain a capital account for each Member. A Member's capital account generally is increased by the Capital Contributions of that Member and the profit allocations to that Member and is generally decreased by distributions and loss allocations to that Member. In addition, there are certain other noneconomic allocations that may be made to the Members as required by federal income tax laws.

Voting Rights: Members have the right to vote on matters submitted to them by the Managers. Class A Members have the right, as a class, to elect one Manager. In addition, certain fundamental transactions, as described in more detail in the Company Agreement, require the consent of more than 80% in interest of the Class A Members.

Drag-Along Right: Each Member is subject to a drag-along right, with respect to such Member's Units if one or more Members, acting as a group, holding a majority of the outstanding Units elect to sell their Units to a third party purchaser who desires to purchase all of the Units held by all Members. In that case, each other Member shall be required to transfer, sell and assign their respective Units on the same terms and conditions.

Tag-Along Right: If the holders of a majority of Units (whether Class A Units and Class B Units) desire to sell all or any lesser portion of their Units to a third party purchaser, then each minority holder, including Class A Members acquiring Class A Units in this Offering, shall be offered the right to sell their pro rata share of Units to the purchaser on the same terms and conditions as the selling Members.

Transfer of Units, Right of First Refusal and Withdrawal:	A Member may not sell, assign or transfer any Units in Holdings, other than to a permitted transferee (family members, trusts, etc.), without the prior written consent of the Managers, which they may withhold in their discretion. Prior to any transfer, other than to a permitted transferee, the transferring member must first offer the Units to the other Members, on the same terms and conditions as the proposed transferee. Further, a Member may not voluntarily withdraw as a member of Holdings without the consent of the Managers, which consent may be withheld at the discretion of the Managers.
Reports:	The Managers will provide the Members with unaudited operating reports and financial statements on a quarterly basis and Schedule K–1s on an annual basis.
Federal Income Tax Consequences	Holdings should be treated as a partnership for federal income tax purposes. Each Member must therefore report such Member's allocable share of Holdings' income, gain, loss, deduction and credit on such Member's own federal income tax return.
Indemnification:	Holdings is obligated to indemnify and hold harmless the Managers, Members, and each officer, employee, agent or representative of Holdings (the "*Indemnified Parties*"), from and against any claim, loss, damage, liability, or reasonable expense (including reasonable attorneys' fees, court costs, and costs of investigation and appeal) suffered or incurred by the Indemnified Parties by reason of, or arising from or relating to, the operations, the business or the affairs of the Company, or any action taken or failure to act on behalf of the Company, except to the extent any of the foregoing is determined by a final, nonappealable order of a court of competent jurisdiction to have been caused, in whole or in material part, by the fraud, willful misconduct, bad faith, gross negligence or criminal act of any Indemnified Party.

Exhibit C

RISK FACTORS

An investment in the Units is highly speculative and involves a high degree of risk. This Offering is intended only for persons who have no need for liquidity with respect to their investment and who can afford to lose the entirety of such investment. In evaluating an investment in the Class A Units, prospective investors should carefully consider the following risk factors, as well as all the other information provided through the Portal website, including the Form C, Disclosure Statement and the Company Agreement. The order of discussion of such risk factors is not necessarily an indication of their significance for any prospective investor.

I. COMPANY AND BUSINESS MODEL RISKS:

Limited Operating History

The Operating Subsidiary was formed on April 25, 2017 and Holdings and the other Subsidiaries were formed on February 15, 2020. The Company has limited operating history. Product sales for 2020 and 2021 were generally on target and the Company continues to expand the scope of its product line and increase market penetration, but the Company is still in its growth stages and has not yet demonstrated that it can generate revenues sufficient to sustain its business operations and expansion plans or prove its business model. The Company is dependent on funds raised from the sale of the Class A Units to finance its continued development, operations and expansion. The Company faces all of the risks and uncertainties encountered by early stage companies, which include but are not limited to: (a) limited operating history, (b) the need to sustain its growth trend in the market for its products; (c) reliance on a limited product line; (d) the risk that competition or evolving customer preferences could harm or preclude sales of the Company's products; (e) the need to continue to develop and implement the Company's sales, marketing and distribution growth plans; (f) dependence on a limited number of key product developments, sales and managerial personnel; and (g) the risk that the Company's management will be unable to effectively manage Company growth.

Economic Trends and Financial Market Conditions

The Business of the Company, and the Company's need for additional capital and sales of the Company's products is subject to risks associated with adverse conditions in the worldwide and domestic economies. In particular, a deterioration in economic conditions due to the coronavirus (COVID-19) pandemic or otherwise, including economic slowdowns or recessions, increased unemployment levels, inflationary pressures, or disruption, volatility and tightening of credit and capital markets could lead to decreased consumer confidence and consumer spending more generally, thus reducing consumer demand for the Company's products. Global and domestic economic situations could also materially adversely impact the Company's suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could lead to distributor or retailer destocking, disruption in raw material supply, and other potential negative consequences that could impact the Company's ability to source, produce and distribute its products.

There can be no assurance as to the stability of market conditions. The recent COVID-19 pandemic as well as government responses in attempts to control the spread of the virus has had an extreme impact on both the worldwide and domestic economies. It is unknown whether the effects of the economic slow-down will be short lived or sustained for a significant period of time. A prolonged downturn in the

worldwide and domestic economies could affect consumer spending patterns and purchases of the Company's products, and create or exacerbate credit issues, cash flow issues and other financial hardships for the Company and for its suppliers, distributors, retailers and consumers. Depending upon the severity and duration of any downturn, these conditions could have a material adverse impact on the Company's Business, liquidity, financial condition and results of operations.

Need for Additional Capital

The funds raised from this Offering are intended to expand the Company's Business although the Managers believe that these funds will not be sufficient to finance the Company's complete product expansion, Flagship stores, marketing, and operations. It is anticipated that additional capital will be needed and there can be no assurance given regarding (a) the sufficiency of the funds raised from this Offering, (b) the Company's ability to secure additional funds, whether through the sale of additional Units or borrowing, or (c) the Company's ability to attain its financial objectives. In the event the Company requires additional capital the Company will need to raise additional funds through private equity or debt financing. The Company can make no assurance that, if and when needed, additional capital will be available on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, the Company's operations and growth may be limited and the Company may need to change its business strategy to slow the rate of, or eliminate, its expansion or reduce or curtail its operations. Additional financing could also impose covenants upon the Company that restrict its operating flexibility, and, if the Company issues additional Units or membership interests to raise capital, existing Members may experience dilution and the new Units or membership interests may have rights, preferences and privileges senior to those of the Class A Units.

Advertising and Promotional Investments

The Company has incurred, and expects to continue to incur, significant advertising and promotional expenditures to enhance its brand and products. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year, and may not result in increased sales. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales.

Negative Publicity

Unfavorable publicity, whether accurate or not, related to the Company, the spirits industry in general, or to the Company's products, brands, marketing, executive leadership, employees, managers, members, celebrity endorsers, operations, business performance or prospects could negatively affect the Company's business reputation, ability to attract and retain high-quality talent, or the performance of the Business.

The Company has established and maintains an online presence as part of its business operations and increasingly relies on social media and online dissemination of advertising campaigns. Further, the Company plans to debut its online customization tool to allow customers can "build their own bottle" of whiskey online. The Company's reputation may suffer if it is perceived to fail to appropriately restrict access to its online content or if it breaches any marketing regulation, code or policy, or if a third-party retailer fails to fulfill online customer orders due to circumstances beyond the Company's control. In addition, the growing use of social and digital media increases the speed and extent that information and misinformation and opinions can be shared. Adverse publicity, or negative posts or comments about the Company or its products on social or digital media, particularly any that go "viral," whether or not valid,

could seriously damage the Company's brand and reputation or could cause consumers to react by avoiding the Company's products or choosing brands offered by competitors, which could materially negatively affect financial results.

Consumer Acceptance

The Company's primary products and brands are in their growth cycle and are relatively new in the marketplace. Although the Company experienced a significant increase in the number of bottles sold from 2019 to early 2023, the Company continues to expand into new markets and the Company's products have not yet achieved broad-based brand recognition. Accordingly, if consumers do not accept the Company's products and brands, especially in new market areas, the Company will not be able to penetrate the market and growth may be limited. In addition, the continued creation of brand extensions and product innovation is a significant element of the Company's growth plans. The launch and ongoing success of new products is inherently uncertain, especially as to their appeal to consumers. The failure to successfully launch a new product can give rise to inventory write-offs and other costs and can affect consumer perception and growth of an existing brand. There can be no assurance of the Company's ability to develop and launch successful new products or variants of existing products or to the profitable lifespan of newly or recently developed products.

Dependence on Suppliers

The Company currently relies on Midwest Grain Products, Inc. ("*MGP*") for the sourcing of its distilled spirits, and on Barrel Mill for its wood spirals to be placed inside of finished bottled product. The Company has negotiated a single source commitment to meet the Company's needs for distilled spirits with MGP through 2025 and is currently negotiating a commitment with MGP from 2024-2026, in order to avoid paying market prices for these products on an as-needed basis. The Company also has contracts with packaging suppliers. The reliance by the Company on a single source for its supply of distilled spirits increases the Company's risk in connection with the supplier's ability to produce and deliver adequate amounts of product to meet the Company's needs. Without long-term commitments, there can be no assurance the Company can source adequate amounts of distilled spirits at satisfactory prices, or at all. If the Company does not complete purchases of sufficient amounts of materials or products, including any distilled spirits under its single source commitment, suppliers could potentially charge the Company for products not purchased or terminate its contract with the Company. If any suppliers increase their prices or otherwise terminate their contracts, the Company may not have alternative sources of supply and may not be able to raise the prices of its products to cover all or even a portion of the increased costs. Finally, the failure by any suppliers to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers, the loss of existing suppliers or a catastrophic event causing physical damage, disruption, or failure at a supplier's facilities could cause the Company to fail to meet orders for its products, lose sales, incur additional costs or expose the Company to product quality issues. In turn, this could cause the Company to lose credibility in the marketplace and damage the Company's relationship with distributors, ultimately leading to a decline in business and results of operations.

Dependence on Distributors

The Company is required by law to use independent distributors to sell products to retail outlets, including liquor stores, bars and restaurants. Accordingly, the Company has entered into distribution agreements ("*Distribution Agreements*") with various distributors throughout the United States, including Republic National Distributing Company, Young's Market, Standard Beverage, Best Brands, Moon Distributing, Lohr, Breakthru Beverage, Iowa ABD, Ohio DOLC, North Carolina ABC, Virginia ABC, Montana ABC, and Alabama ABC (collectively, the "*Distributors*"). Sustained growth will require the

Company to maintain its relationships with the Distributors and enter into agreements with additional distributors in new markets and/or as chosen by third-party retailers through the virtual shopping cart referenced above. The Company will be heavily dependent on the Distributors with respect to the distribution and sales of its products. Failure to maintain the relationships with the Distributors could significantly and adversely affect business, sales and growth. The ultimate success of the Company's products also depends in large part on each Distributor's ability and desire to distribute the Company's products to desired and target markets, as the Company will rely on the Distributors for product placement and retail store penetration. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. The Distribution Agreements do not provide for any minimum sales requirements and all of such requirements are determinable by the Distributors in their discretion. In addition, the pricing for all of the Company's products to be distributed by the Distributors will be determined in the discretion and judgment of the Distributors. Moreover, the Distributors also distribute competitive brands and product lines. The Company cannot make any assurance that any Distributor will purchase the Company's products, commit sufficient time and resources to promote and market its brands and product lines or that they can or will sell to the Company's desired or targeted markets. If they do not, the Company's sales will be harmed, resulting in a decline in results of operations.

Company-Owned Production Facilities

The Company has completed and is now operating its own bottling plant. As of June 2022, the Company's bottling plant handles 100% of its volume and the Company no longer relies on third-party bottling suppliers to supplement its bottling requirements. The Company expects its bottling plant to sufficiently meet the Company's bottling needs through 2024. The reliance by the Company on its own bottling facilities and operations exposes the Company to capacity constraints and risks of disruption of supply. In the event of any temporary or permanent interruption in production capacity at the Company's bottling plant, the Company will be required to secure alternative bottling operations, which may or may not be available, and could increase the cost of production of the Company's products. In addition, if interruptions at the Company's bottling plant were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting a replacement bottling facility. Potential interruptions at Company production facilities include labor issues, governmental action, quality issues, contractual disputes, machinery failures, operational shut downs or natural or unavoidable catastrophes.

Storage of Inventory

The Company would be affected if there was a catastrophic failure of its production or storage facilities. If there was a technical failure in the Company facilities, or fire, explosion, weather or other event at the facilities, it could result in damage to the facilities, plant or equipment, their surroundings or the local environment or injury or loss of life. Such an event could lead to a loss of production capacity, or could result in regulatory action, legal liability or damage to the Company's reputation.

Because whiskey products are aged for various periods, the Company may maintain substantial inventories of maturing products in warehouse facilities. If there were a catastrophic failure at a distillation, bottling or warehouse facility, the Company's business would be adversely affected. The loss of a substantial amount of aged inventory could result in a significant reduction in supply of the affected products. A consequence of a reduction in supply could be the Company's inability to meet consumer demand for the affected products for a period of time. In addition, there is no assurance that insurance proceeds would cover the replacement value of the Company's inventory of maturing products and other assets if they were to be lost.

Intellectual Property Protection Risks

Given the importance of brand recognition to the Company's business, the Company has and will continue to invest considerable effort and resources in developing and protecting the intellectual property rights related to its product name, recipes, distilling process and unique product features, including, without limitation, certain exclusive license rights to the wood spirals from the Barrel Mill, trademark registration and domain names. The Company has also secured a patent with respect to its in-bottling finishing as well as a design patent and has additional provisional patent applications pending. The Company cannot be certain that the protective measures it takes will be sufficient or that third parties will not infringe or misappropriate its intellectual property rights in its brands or products. If the Company is unable to protect its intellectual property rights against infringement or misappropriation, this could materially harm its future financial results and ability to develop its business.

The Company's products must also be able to withstand third-party claims or rights against use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, and could divert management resources and attention. An adverse determination could also prevent the Company from offering its products in the intended manner.

Dependence on Key Personnel

The Company will be highly dependent on the continued services and efforts of its founders and certain other key personnel. The Company could be further adversely affected by labor or skill shortages or increased labor costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. The Company's success is dependent in part on its ability to successfully recruit and retain qualified employees. There is no guarantee that the Company will be able to recruit, retain and develop the capabilities that it requires to deliver its strategy, for example, in relation to sales, marketing and innovation capability within markets or in its senior management. The loss of either Founder or other key personnel or the inability to identify, attract and retain qualified personnel in the future could make it difficult to manage and grow the Company's operations and could adversely affect the Company's business and financial performance.

Business Strategies, Expansion; Inventory Forecasting

There can be no assurance that the Company's business strategies will result in opportunities for growth and improved margins. Additionally, certain of the Company's product categories may mature over various periods of time, and forecasts of demand for such products in future periods are subject to significant uncertainty. There is an inherent risk of forecasting error in determining the quantity of maturing stock to lay down in a given year for future consumption as a result of changes in business strategy, market demand and preferences, macroeconomic conditions, introductions of competing products and other changes in market conditions. Any forecasting error could lead to the Company being unable to meet the objectives of its business strategy, future demand or lead to a future surplus of inventory and consequent write down in value of maturing stocks. If the Company is unable to accurately forecast demand for its products or efficiently manage its inventory, this may have a material adverse effect on the Company's business and financial results.

Furthermore, the Company has significantly increased the number of commercially available varieties of spirits that it produces, including seasonal varieties, product collaborations, and additional varieties in connection with the Company's "Spire Select Series." As of January 30, 2021, the Company opened and began operating its first Flagship retail store in Bridgeport, Texas and plans to open a second location in Fort Worth, Texas during the fourth quarter of 2023. The Company is rapidly expanding its

distribution reach and expects to have complete national distribution by 2024. The Company has debuted its online customization tool in quarter four of 2022, whereby customers can "build their own bottle" of whiskey online and have it shipped directly to their homes through a virtual shopping cart provided to the Company by a third-party provider. The additional product offerings, new location, and expanded distribution reach add to the complexity of the Company's product development process, as well as its distilling, packaging, marketing, and selling processes and retail operations. There can be no assurance that the Company will effectively manage such increased complexity without experiencing coordination issues, operating inefficiencies, supply shortages or control deficiencies. Such inefficiencies or deficiencies could have a material adverse effect on the Company's business and financial results.

Data Security Risks

As with all computer systems, the Company's information systems, including the Company's online "build their own bottle" platform, could be subject to cyber-attack by outside parties' intent on extracting information, corrupting information or disrupting business processes. Such unauthorized access could disrupt the Company's business and lead to loss of assets or to outside parties having access to confidential information, including privileged data or strategic information of the Company and its employees, customers and consumers, or to making such information public in a manner that harms the Company's reputation. Any sustained disruption to a facility or issue impacting the reliability of the information systems used could impact a large portion of the Company's business operations and in some circumstances, could result in property damage, breaches of regulations, litigation, legal liabilities and reparation costs.

II. INDUSTRY AND PRODUCT RISKS

Changes in Consumer Preferences and Trends

Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. The Company's success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products and product innovations. The competitive position of the Company's products and brands could also be affected adversely by any failure to achieve consistent, reliable quality in the product or in service levels to customers.

Certain states are considering or have passed laws and regulations that allow the sale and distribution of recreational marijuana. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that marijuana usage could adversely impact the demand for the Company's products.

Continued Growth of Whiskey Sales

The Company's business is and will continue to be entirely based on the sale of its whiskey products. Changes in consumer preferences regarding this category of alcoholic beverage products may have an adverse effect on the Company's sales and financial condition. Given the importance of whiskey to the Company's overall success, a significant or sustained decline in volume or selling price of whiskey products would likely have a negative effect on the Company's growth. Additionally, should the Company not be successful in efforts to maintain and increase the relevance of the Company's products in the minds of the Company's target consumers, the business and operating results could suffer.

Competition

The market for the Company's products is competitive, dynamic, and subject to frequent changes. The Company faces substantial competition from local, regional, national and international companies and competes with drink companies across a wide range of consumer drinking occasions. Many of these competitors' capital availability, marketing activities and other resources far exceed the Company's. Within a number of categories, the beverage industry has also experienced significant consolidation among producers. This trend may lead to stronger competitors, increased competitive pressure from customers, negative impacts on the Company's distribution network, downward pressure on prices, predatory marketing tactics by the Company's competitors and an inability of the Company to achieve any material market share in any of these categories. Adverse developments in economic conditions or declines in demand for consumer spending may also result in intensified competition for market share, with potentially adverse effects on sales volume and price. Any of these factors may adversely affect the Company's results and growth potential.

Public Opinion About Alcohol

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and changes in consumer perceptions of the relative healthfulness or safety of alcoholic beverages could decrease sales and consumption of alcohol and thus demand for the Company's products. This could, in turn, significantly decrease both the Company's revenues and revenue growth, causing a decline in results of operations.

Litigation

Companies in the alcoholic beverage industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. The Company may also be subject to litigation in the course of its operations. The Company is further subject to the risk of litigation by tax and other regulatory authorities, including with respect to the methodology for assessing compliance matters. Major private or governmental litigation challenging the production, marketing, promotion, distribution, or sale of the Company's products could affect the Company's ability to sell its products. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in the Company's favor could have a negative impact on the Company's business reputation or financial results. In the past, lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices, and underage drinking. While these lawsuits have been largely unsuccessful, others may succeed in the future. The Company could also experience employment-related actions, environmental claims, commercial disputes, product liability actions stemming from a beverage or container production defect, a whistleblower suit, or other major litigation that could adversely affect the Company's business results, particularly if there is negative publicity or to the extent the losses or expenses were not covered by insurance.

Regulatory Decisions and Regulatory and Tax Changes

The Company's operations are subject to extensive regulatory requirements relating to production, distribution, marketing, advertising, promotion, sales, pricing, labelling, packaging, product liability, labor, compliance and control systems, distillery production and operation and environmental issues. Changes in laws, regulations or governmental or regulatory policies or practices could cause the Company to incur material additional costs or liabilities that could adversely affect its business. In particular, governmental

or regulatory authorities may impose new labelling, product or production requirements, limitations on the marketing, advertising and/or promotion activities used to market alcoholic beverages, restrictions on retail outlets, restrictions on importation and distribution or other restrictions on the locations or occasions where alcoholic beverages are sold which directly or indirectly limit the sales of Company products.

Regulatory authorities may also have enforcement power that can subject the Company to actions such as product recall, seizure of products or other sanctions which could have an adverse effect on Company sales or damage its reputation. Any changes to the regulatory environment in which the Company operates could cause the Company to incur material additional costs or liabilities, which could adversely affect the Company's performance.

Further, the distribution of alcoholic beverage products is subject to extensive taxation at both the federal and state government levels. An increase in taxation could also significantly harm the Company's sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Contamination and Counterfeits

The success of the Company's products and brands depends on the positive image that consumers have of the Company, and contamination, whether arising accidently, or through deliberate third party action, or other events that harm the integrity of or consumer support for the Company's products, could adversely affect the Company's sales. Initially, the Company or its suppliers will purchase most of the raw materials for the production and packaging of its products from third party producers or on the open market. The Company may be subject to liability if contaminants in those raw materials or defects in the distillation, fermentation or bottling process lead to low beverage quality or illness among, or injury to, the Company's consumers. The Company may recall products in the event of contamination or damage. A significant product liability judgment or a widespread product recall may negatively impact sales and profitability of the affected product or all Company products and brands for a period of time depending on product availability, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect the Company's reputation with existing and potential customers and its corporate brand image.

Additionally, third parties may sell products that are either counterfeit versions of Company products or inferior brands that look like Company products, and consumers of Company brands could confuse Company products with them. A bad consumer experience with such a product could cause them to refrain from purchasing Company brands in the future and in turn could impair brand equity, adversely affecting the Company's Business.

Availability and Price Volatility of Materials and Environmental Risks

The Company (or its suppliers) buys commodities such as corn and other grains, as well as glass and plastic for the production, packaging and distribution of its products. Moreover, the production of the Company's products depends heavily upon the availability of sufficient quantities of quality water. Accordingly, the Company is exposed to risks associated with raw material price volatility arising from supply conditions, geopolitical and economic variables, and other unpredictable external factors, including in connection with the COVID-19 pandemic. Changes in weather patterns, hydrologic cycles, and the frequency and severity of extreme weather and natural disasters may have a negative effect on agricultural production or the Company or its suppliers' access to quality water. Reduced availability or increases and volatility in the prices of these raw materials, as well as products sourced from third parties, and energy

used in making, distributing and transporting the Company's products, could increase the sourcing, manufacturing and distribution costs of the Company's products.

While uncertainties exist in the legislative and regulatory processes regarding environmental issues, additional regulatory requirements may increase operational costs due to the higher cost of compliance and market rates for energy, raw materials and key imports. New legislation or regulation relating to environmental issues could also increase energy prices, and the cost of products, which the Company may attempt to offset with price increases that could lead to reduced consumer demand for its products.

III. INVESTMENT RISKS

Limited Participation in Management

The Managers have full authority to manage the business and affairs of the Company, subject to certain statutory duties of care and loyalty that are applicable to managers and subject to the provisions of the Company Agreement. Class A Members have only limited rights to control, participate or influence the Company's management or operational direction, including (i) the right to elect one Manager as a class; (ii) the right to approve certain fundamental transactions, as described in the Company Agreement; and (iii) along with Class B Members, approve certain items presented by the Managers for ratification or approval.

Risk of Loss of Entire Investment

The Company's primary business focus is to develop, market and sell, directly and through multiple wholesale and retail channels, blended and flavored bottled whiskey products. In such start-up and growth mode, and limited product ventures, the risk of loss is especially high in comparison with the prospects for any profit. Investment in the Company, therefore, is suitable primarily for investors of substantial means who do not require liquidity in this investment. This is a speculative venture and it is impossible to project or predict the anticipated demand for the Company's products, and therefore, whether such investment will result in gains or losses to investors. In particular, investors in Class A Units should consider that if the anticipated market saturation for the Company's product does not materialize, in whole or in part, the Company may be unable to sell its products in quantities necessary to be profitable. Therefore, a prospective investor in this Offering should be aware that if the Company is not successful in selling the products, as it anticipates, an investment in the Company may be lost. Prospective investors must be prepared to lose their entire investment in the Company.

Dilution of Interests

The Managers do not anticipate that proceeds generated from this Offering will be sufficient to fund all prospective costs associated with further product development, operations, marketing and production, through the Company's growth phases, including the maintenance of the new Oak & Eden Flagship store, the construction and opening of the additional Flagship store, and debut of the Company's online customization tool (as described in more detail below). The Managers, with the consent of 80% in interest of the Members, have the authority to cause the Company to periodically offer and sell additional Units or other equity interests in the Company (a "*Dilution Offering*"). Units offered in a Dilution Offering may be sold in a manner and according to terms in the best interest of the Company, as prescribed in the discretion of the Managers; provided, that upon the sale of additional Units, each Member will be provided an opportunity to purchase, on the same terms and conditions, up to the number of Units necessary for such Member to maintain the Member's then current ownership percentage in the Company. If a Member fails to purchase additional Units, then upon the sale of Units in a Dilution Offering, the membership interests of the investors will be proportionately diluted. Because the Managers anticipate offering and selling

additional membership interests, with various rights and privileges in order to raise additional funding, an investor should anticipate substantial ownership dilution.

Limited Transferability of Units

A Member may not sell, assign or transfer any Units or other membership interest in the Company without the prior written consent of the Managers, which the Managers may withhold in their discretion. Members, however, may make limited transfers to family members or for estate planning or protective purposes to certain trusts, partnerships or other similar entities, without first obtaining the Managers' consent.

Limited Ability to Liquidate Units

Even if the Managers allow for the sale or transfer of Units held by Members, no public market exists for Company securities and none is expected to develop as a result of this Offering. The sale of the securities under this Offering is not being registered under the Securities Act, or under state securities laws, and the securities may not be resold or otherwise transferred unless they are subsequently registered or an exemption from applicable registration requirements is available. Consequently, Members may not be able to sell their Units.

Limitation of Member's Liability and Indemnification

The Company Agreement provides that no Manager will be liable, responsible or accountable in damages or otherwise to the Company or any Member by reason of, or arising from or relating to, the operations, business or affairs of, or any action taken or failure to act on behalf of, the Company, except to the extent that such damages are determined by a final, nonappealable order of a court of competent jurisdiction to have been materially caused by the fraud, willful misconduct, bad faith, gross negligence or criminal act of a Manager. Therefore, the Members may have a more limited right of action against a Manager in the event of their misfeasance or malfeasance than they would have absent the limitations in the Company Agreement. The Company will generally indemnify a Manager against losses sustained by such Manager in connection with the Company, unless such losses are the result of such Manager's fraud, willful misconduct, bad faith, gross negligence or criminal act.

Securities Law Compliance

The Units are being offered to prospective investors pursuant to an exemption from the registration requirements of the Securities Act. If the offer and sale of the Units fail to meet the requirements of such exemption or the requirements of similar exemptions under state securities laws applicable to the offering, one or more investors could have the right to rescind the purchase of their Units, which would have a material adverse effect on the Company's financial condition.

No Independent Counsel

No independent counsel has been retained to represent the interests of purchasers of the Class A Units. Accordingly, prospective investors should consult their own legal counsel and other advisors before making a decision to purchase the Class A Units.

Liability of Members

The Texas Business Organizations Code ("*TBOC*") prohibits the Company from making any distributions to its Members if, after giving effect to such distribution, the total liabilities of the Company, other than liabilities to Members on account of their membership interests and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the total assets of the Company. Furthermore, if a Member knew a distribution was made to him or her in violation of the foregoing provision of the TBOC, he or she would be liable for the return of such distribution.

Possible Legislative or Other Actions Affecting Tax Consequences

The federal income tax treatment of an investment in a membership interest such as those being offered in the Company may be modified by legislative, judicial or administrative action at any time, and any such action may retroactively affect investments and commitments previously made. The rules dealing with federal income taxation of membership interests are constantly under review by the Internal Revenue Service, resulting in revisions of its regulations and revised interpretations of established concepts. In evaluating an investment in the Company, each investor should consult with his personal tax advisor with respect to possible legislative, judicial and administrative developments.

Company Allocations

The Company Agreement contains certain allocations of profits and losses that could be reallocated by the Internal Revenue Service if it were determined that the allocations did not have "substantial economic effect."

IV. TAX RISKS

Income in Excess of Distributions

The Company Agreement provides that distributions of available cash will be made at such times as determined by the Managers, in their discretion. In certain circumstances, the Company may be precluded from legally making distributions. In such case, the cash otherwise available for distribution is reduced by the amount of cash reserves deemed necessary by the Managers. If cash available for distribution is insufficient to fund expenses and maintain adequate reserves, a Member could be subject to income taxes payable out of personal funds to the extent of the Company's income, if any, attributed to him without receiving from the Company sufficient distributions of cash to pay the Member's tax with respect to such income.

Passive Income and Losses

The Managers expect that the Company will initially realize taxable losses prior to achieving taxable income. The use of such losses by the investor generally will be limited by Internal Revenue Code of 1986, as amended (the "*IRC*") Section 469. IRC Section 469 provides limitations for the use of taxable losses attributable to "passive activities." IRC Section 469 operates generally to prohibit passive losses from being used against income from active activities. The passive activity rules are extremely complex and investors are urged to consult their own tax advisors as to their applicability, particularly as they relate to the ability to deduct any losses from the Company against other income of the investor.

THE PASSIVE ACTIVITY LOSS RULES WILL AFFECT EACH INVESTOR DIFFERENTLY, DEPENDING ON HIS OR HER OWN TAX SITUATION. EACH INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR TO DETERMINE THE EFFECT

OF THESE RULES ON THE INVESTOR IN LIGHT OF THE INVESTOR'S INDIVIDUAL FACTS AND CIRCUMSTANCES.

Sale of Company Units

Gain realized on the sale of Units by an investor who is not a "dealer" in Units or in membership interests will be taxed as capital gain (other than the portion of the sales price attributable to inventory items and unrealized receivables, neither of which are expected in this case, will be taxed as ordinary income). The IRC generally imposes a maximum tax rate of 20% on net long-term capital gains, although proposed legislative changes may increase that rate in the future.

State, Local and Foreign Taxation

The Company is subject to sales and other state taxes in many of the jurisdictions in which it sells its products. The Company is currently assessing its exposure to such taxes and the amount, if any, that may due for historical sales and prospective sales. An adverse determination with respect to past due state taxes could have an adverse impact on the financial performance of the Company.

Each investor should consult his or her own attorney or tax advisor regarding the effect of state, local and foreign taxes on his or her personal situation.